================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K


(Mark One)


[x] Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934 (Fee Required)


                   For the fiscal year ended December 31, 1996


                                       OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                        For the transition period from       to
                                                       -----    -----


                        Commission File Number 1-13578


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             DOWNEY FINANCIAL CORP.
                               3501 Jamboree Road
                             Newport Beach, CA 92660


================================================================================

                              REQUIRED INFORMATION


I.   Financial Statements.

     Financial   statements  and  schedules  prepared  in  accordance  with  the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon.


II.  Exhibits:

     Consent of Independent Auditors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                              DOWNEY SAVINGS AND LOAN
                                              ASSOCIATION, F.A. EMPLOYEES'
                                              RETIREMENT AND SAVINGS PLAN



Date:        September 3, 1997           By:        /s/ THOMAS E. PRINCE
      -----------------------------          -----------------------------------
                                                     Thomas E. Prince
                                              Member, Administrative Committee

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1996 and 1995

                   (With Independent Auditors' Report Thereon)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN



            Index to Financial Statements and Supplemental Schedules



                                                                        Page

Independent Auditors' Report                                               1

Independent Auditors' Report                                               2

Statements of Net Assets Available for Plan Benefits -
 December 31, 1996 and 1995                                                3

Statements of Changes in Net Assets Available for Plan Benefits -
 Years ended December 31, 1996 and 1995                                    4

Notes to Financial Statements                                              5

                                                                       Schedule

Item 27a - Schedule of Assets Held for Investment Purposes -
 December 31, 1996                                                         1

Item 27d - Schedule of Reportable Transactions - Year ended
 December 31, 1996                                                         2

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
Downey Savings and Loan Association, F.A.
 Employees' Retirement and Savings Plan:


We have audited the accompanying statement of net assets available for Plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (the Plan) as of December 31, 1996 and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a responsible basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1996 and the changes in net assets available for Plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes, schedule of loans or fixed income obligations and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG Peat Marwick

Los Angeles, California
June 26, 1997

                          INDEPENDENT AUDITORS' REPORT



To the Administrative Committee
of Downey Savings and Loan Association, F.A.
Employees' Retirement and Savings Plan


We have  audited  the  Statements  of Net  Assets  Available  for Plan  Benefits
(combined and by fund) of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 1995 and the related Statements of Changes in Net Assets Available for Plan Benefits (combined and by fund) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 1995 and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.



/s/ Scott, Bankhead & Co.

June 26, 1997

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995



                 ASSETS                              1996           1995
                                                ------------    ------------
Investments, at fair value:
 Mutual funds ...............................   $  6,803,984    $  4,989,614
 Money Market Funds .........................      3,253,991       2,870,320
 Downey Financial Corp. common stock ........      1,917,726       1,263,784
 Participant loans ..........................        439,034         312,367
                                                ------------    ------------
                                                  12,414,735       9,436,085
                                                ------------    ------------
Receivables:
 Employer's contribution ....................      1,174,191         908,361
 Employees' contributions ...................         54,556            --
 Investment income ..........................          3,183          24,532
 Other ......................................          6,202            --
                                                ------------    ------------
                                                   1,238,132         932,893
                                                ------------    ------------

Cash ........................................          5,961         122,569
                                                ------------    ------------

   Total assets .............................     13,658,828      10,491,547
                                                ------------    ------------

             LIABILITIES

Note payable ................................           --           (19,850)
Other .......................................         (1,348)           --
                                                ------------    ------------

   Total liabilities ........................         (1,348)        (19,850)
                                                ------------    ------------

   Net assets available for Plan benefits ...   $ 13,657,480    $ 10,471,697
                                                ============    ============

See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1996 and 1995



                                                 1996           1995
                                            ------------    ------------
Additions to net assets attributed to:
 Dividends ..............................   $     29,518    $     25,166
 Interest and realized and unrealized
  gains and losses ......................      1,373,202       1,405,044
                                            ------------    ------------
                                               1,402,720       1,430,210

 Contributions:
  Employer ..............................      1,336,683       1,158,329
  Employee ..............................      1,556,387       1,349,427
                                            ------------    ------------

    Total additions .....................      4,295,790       3,937,966
                                            ------------    ------------

Deductions from net assets attributed to:
 Benefits paid to participants ..........     (1,110,007)       (859,397)
 Administrative expenses ................           --            (5,210)
                                            ------------    ------------

    Total deductions ....................     (1,110,007)       (864,607)
                                            ------------    ------------

    Net increase ........................      3,185,783       3,073,359

Net assets available for Plan benefits:
 Beginning of year ......................     10,471,697       7,398,338
                                            ------------    ------------

 End of year ............................   $ 13,657,480    $ 10,471,697
                                            ============    ============


See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1996 and 1995




(1)  DESCRIPTION OF THE PLAN

     GENERAL

     The Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (the Plan) was established as a profit sharing plan on January 1, 1978 and was originally called the Employees' Profit Sharing Plan of Downey Savings and Loan Association. The Plan was restated as of August 1, 1993 to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information.
     Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates and subsidiaries (Downey). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     ADMINISTRATION OF THE PLAN

     The Plan is administered by Downey (the Plan Administrator). Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Charles Schwab Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee or its designees.

     CONTRIBUTIONS

     All employees of Downey are eligible to participate in the Plan provided they are 21 years of age and have completed one year of service. Each year, participants may contribute up to 15% of their compensation, as defined in the Plan. Participants may not roll over into the Plan amounts representing distributions from other qualified plans.

     Each quarter, Downey makes a matching contribution equal to 25% of the participant's pretax contributions for the quarter which do not exceed 4% of the participant's compensation for that quarter. In addition, Downey makes annual contributions based upon the participant's annual compensation and a participant age-weighted factor. Contributions are subject to certain limitations.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of Downey's matching and discretionary contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined. Forfeitures reduce the amount of employer contributions. For the year ended December 31, 1996, participant forfeitures totaled $30,646.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued


     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after one year of credited service and 20% each year thereafter until 100% vesting is reached after five years of credited service.

     INVESTMENT OPTIONS

     Contributions may be invested at the participant's direction as follows:

     Stock Fund - The fund provides Plan participants with an opportunity to invest in Downey Financial Corp.

     Schwab Institutional Advantage Money Market Fund - The fund seeks to preserve capital and maintain a high degree of liquidity while providing current income. This fund is managed by Charles Schwab Investment Management Inc. The fund will use a variety of securities whose maturities range from 30 to 75 days.

     PIMCO Low Duration Fund - The fund seeks total return - both income and capital appreciation - consistent with prudent investment management.

     Templeton Foreign Fund - The fund seeks long-term growth of capital.

     Neuberger & Berman Guardian Fund - The fund is a growth and income fund that emphasizes investments in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies.

     Dodge & Cox Balanced Fund - The fund seeks income, conservation of principal and long-term growth of principal income.

     Wasatch Aggressive Equity Fund - The fund seeks long-term growth of capital and income.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts in the event of financial hardship, as defined within the Plan. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan
     Administrator. Principal and interest are paid ratably through payroll deductions.

     PAYMENTS OF BENEFITS

     Upon termination of service, a participant may elect to receive either a single sum payment in cash or Company Stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued


     PLAN TERMINATION

     Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(2)  SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     INVESTMENTS

     Publicly traded securities are carried at fair value based on the published market quotations. Purchases and sales of investments are recorded on a trade-date basis.

     ADMINISTRATIVE EXPENSES

     All administrative costs of the Plan, excluding investment management fees, are paid by Downey.

     USE OF ESTIMATES

     The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Accordingly, actual results may differ from those estimates.

     RECLASSIFICATION

     Certain reclassifications of the prior year's reported amounts have been made to conform to the current year's reporting format.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued



(3)  NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following presents net assets available for Plan benefits for each fund as of December 31, 1996:

                                                   PIMCO                NEUBERGER &             DODGE &       WASATCH
                                      MONEY         LOW      TEMPLETON    BERMAN                  COX       AGGRESSIVE
                         STOCK       MARKET       DURATION    FOREIGN    GUARDIAN      LOAN     BALANCED      EQUITY
                         FUND         FUND          FUND       FUND        FUND        FUND       FUND         FUND        TOTAL
                      ----------    ---------     --------   ---------  -----------   -------   ----------  ----------   ----------
Assets:
 Investments at
  fair value:
   Mutual funds ....  $     --           --        958,470    105,393    2,927,325       --      2,221,422    591,374     6,803,984
   Money Market
    Funds ..........      53,575    3,200,416         --         --           --         --           --         --       3,253,991
   Downey Financial
    Corp. common
    stock ..........   1,917,726         --           --         --           --         --           --         --       1,917,726
   Participant loans        --           --           --         --           --      439,034         --         --         439,034
                      ----------   ----------   ----------   --------  -----------   --------  -----------   --------   -----------
                       1,971,301    3,200,416      958,470    105,393    2,927,325    439,034    2,221,422    591,374    12,414,735
                      ----------   ----------   ----------   --------  -----------   --------  -----------   --------   -----------

Receivables:
 Employer's
  contribution .....     147,531      309,270       91,763     10,188      277,325       --        240,635     97,479     1,174,191
 Employees'
  contributions ....       6,168       13,182        4,023        963       14,548       --          9,753      5,919        54,556
 Investments sold
  (purchased) ......      17,842         --           --         --        (13,392)      --           --       (4,450)         --
 Investment income .       3,009         --              9         10           86       --            (21)        90         3,183
 Other .............         660        1,225          336         45        2,109       --          1,513        314         6,202
                      ----------   ----------   ----------   --------  -----------   --------  -----------   --------   -----------
                         175,210      323,677       96,131     11,206      280,676       --        251,880     99,352     1,238,132
                      ----------   ----------   ----------   --------  -----------   --------  -----------   --------   -----------

Cash ...............       4,385        1,386         --         --             38       --            152       --           5,961
                      ----------   ----------   ----------   --------  -----------   --------  -----------   --------   -----------

   Total assets ....   2,150,896    3,525,479    1,054,601    116,599    3,208,039    439,034    2,473,454    690,726    13,658,828

Liabilities - other         (835)        (257)         (50)      --           (203)      --             (3)      --          (1,348)
                      ----------   ----------   ----------   --------  -----------   --------  -----------   --------   -----------

   Net assets
    available for
    Plan benefits ..  $ 2,150,061    3,525,222    1,054,551   116,599    3,207,836    439,034    2,473,451    690,726    13,657,480
                      ===========  ===========  ===========  ========  ===========   ========  ===========   ========   ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued



     The following presents net assets available for Plan benefits for each fund as of December 31, 1995:

                                                  PIMCO                 NEUBERGER &             DODGE &       WASATCH
                                      MONEY        LOW       FIDELITY     BERMAN                  COX       AGGRESSIVE
                         STOCK       MARKET      DURATION    BALANCED    GUARDIAN      LOAN     BALANCED      EQUITY
                         FUND         FUND         FUND        FUND        FUND        FUND       FUND         FUND        TOTAL
                      ----------    ---------    ---------   ---------  -----------   -------   ----------  ----------   ----------
Assets:
 Investments at
  fair value:
   Mutual funds ...  $      --           --        822,011   1,478,919   2,053,483        --       297,336     337,865    4,989,614
   Money Market
    Funds .........         --      2,870,320         --          --          --          --          --          --      2,870,320
   Downey Financial
    Corp.common
    stock .........    1,263,784         --           --          --          --          --          --          --      1,263,784
   Participant
    loans .........         --          1,062         --          --          --       311,305        --          --        312,367
                     -----------  -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------
                       1,263,784    2,871,382      822,011   1,478,919   2,053,483     311,305     297,336     337,865    9,436,085
                     -----------  -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------

Receivables:
 Employer's
  contribution ....      107,823      183,520      101,955     192,532     234,596        --        28,351      59,584      908,361
 Investment income          --         19,709        4,823        --          --          --          --          --         24,532
                     -----------  -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------
                         107,823      203,229      106,778     192,532     234,596        --        28,351      59,584      932,893
                     -----------  -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------

Cash ..............       40,924       14,052       10,785      17,879      25,991        --         3,542       9,396      122,569
                     -----------  -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------

    Total assets ..    1,412,531    3,088,663      939,574   1,689,330   2,314,070     311,305     329,229     406,845   10,491,547

Liabilities - note
 payable ..........         --        (19,850)        --          --          --          --          --          --        (19,850)
                     -----------  -----------   ----------  ----------  ----------  ----------  ----------  ----------  -----------

    Net assets
     available
     for Plan
     benefits .....  $ 1,412,531    3,068,813      939,574   1,689,330   2,314,070     311,305     329,229     406,845   10,471,697
                     ===========  ===========   ==========  ==========  ==========  ==========  ==========  ==========  ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued




(4)  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1996:

                                                                        PIMCO
                                                          MONEY          LOW        TEMPLETON      FIDELITY
                                            STOCK         MARKET       DURATION      FOREIGN       BALANCED
                                            FUND           FUND          FUND         FUND           FUND
                                         -----------   -----------   -----------   -----------   -----------
Additions to net assets attributed to:
 Dividends ............................  $    29,518          --            --            --            --
 Interest and realized and
  unrealized gains and losses .........      474,033       156,878        50,324         8,411       (26,926)
                                         -----------   -----------   -----------   -----------   -----------
                                             503,551       156,878        50,324         8,411       (26,926)
Contributions:
 Employer .............................      163,672       349,465       106,814        10,880         9,854
 Employee .............................      168,754       354,893       130,103        12,580        89,342
                                         -----------   -----------   -----------   -----------   -----------
   Total additions ....................      835,977       861,236       287,241        31,871        72,270

Deductions from net assets
 attributed to - benefits paid
 to participants ......................     (270,092)     (305,756)      (89,610)         --         (35,751)

Interfund transfers ...................      171,645       (99,071)      (82,654)       84,728    (1,725,849)
                                         -----------   -----------   -----------   -----------   -----------
   Net increase (decrease) ............      737,530       456,409       114,977       116,599    (1,689,330)

Net assets available for Plan benefits:
 Beginning of year ....................    1,412,531     3,068,813       939,574          --       1,689,330
                                         -----------   -----------   -----------   -----------   -----------

 End of year ..........................  $ 2,150,061     3,525,222     1,054,551       116,599          --
                                         ===========   ===========   ===========   ===========   ===========

                                         NEUBERGER &                   DODGE &       WASATCH
                                           BERMAN                        COX        AGGRESSIVE
                                          GUARDIAN         LOAN        BALANCED       EQUITY
                                            FUND           FUND          FUND          FUND         TOTAL
                                         -----------   -----------   -----------   -----------   -----------
Additions to net assets attributed
    to:
    Dividends .........................  $      --            --            --            --          29,518
    Interest and realized and
      unrealized gains and losses .....      431,941        36,973       223,580        17,988     1,373,202
                                         -----------   -----------   -----------   -----------   -----------
                                             431,941        36,973       223,580        17,988     1,402,720
Contributions:
    Employer ..........................      318,736          --         264,045       113,217     1,336,683
    Employee ..........................      402,002          --         228,549       170,164     1,556,387
                                         -----------   -----------   -----------   -----------   -----------
           Total additions ............    1,152,679        36,973       716,174       301,369     4,295,790

Deductions from net assets
    attributed to - benefits paid
    to participants ...................     (184,383)      (24,708)     (162,217)      (37,490)   (1,110,007)

Interfund transfers ...................      (74,530)      115,464     1,590,265        20,002          --
                                         -----------   -----------   -----------   -----------   -----------
           Net increase (decrease) ....      893,766       127,729     2,144,222       283,881     3,185,783

Net assets available for Plan benefits:
    Beginning of year .................    2,314,070       311,305       329,229       406,845    10,471,697
                                         -----------   -----------   -----------   -----------   -----------

    End of year .......................  $ 3,207,836       439,034     2,473,451       690,726    13,657,480
                                         ===========   ===========   ===========   ===========   ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued



     The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1995:

                                                                       PIMCO                       NEUBERGER &
                                                       MONEY            LOW         FIDELITY         BERMAN
                                         STOCK         MARKET        DURATION       BALANCED        GUARDIAN
                                          FUND          FUND           FUND           FUND            FUND
                                      ------------- ------------- ----------------------------- ----------------------
Additions to net assets attributed to:
 Dividends ..............................  $    25,166          --            --            --            --
 Interest and realized and
  unrealized gains and losses ...........      413,300       147,404        85,599       210,683       497,422
                                           -----------   -----------   -----------   -----------   -----------
                                               438,466       147,404        85,599       210,683       497,422
Contributions:
 Employer ...............................      126,836       294,461       123,985       231,969       285,097
 Employee ...............................      142,537       370,717       138,915       280,779       360,275
                                           -----------   -----------   -----------   -----------   -----------
   Total additions ......................      707,839       812,582       348,499       723,431     1,142,794

Deductions from net assets attributed to:
 Benefits paid to participants ..........     (73,732)     (252,076)      (71,027)     (208,832)     (247,143)
 Administrative expenses ................        --          (5,210)         --            --            --
                                           -----------   -----------   -----------   -----------   -----------
   Total deductions .....................      (73,732)     (257,286)      (71,027)     (208,832)     (247,143)

Interfund transfers .....................       14,316       (84,000)     (132,335)     (403,358)     (144,505)
                                           -----------   -----------   -----------   -----------   -----------
   Net increase .........................      648,423       471,296       145,137       111,241       751,146

Net assets available for Plan benefits:
 Beginning of year ......................      764,108     2,597,517       794,437     1,578,089     1,562,924
                                           -----------   -----------   -----------   -----------   -----------

    End of year .........................  $ 1,412,531     3,068,813       939,574     1,689,330     2,314,070
                                           ===========   ===========   ===========   ===========   ===========

                                                          DODGE &       WASATCH
                                                            COX        AGGRESSIVE
                                               LOAN       BALANCED       EQUITY
                                               FUND         FUND          FUND        TOTAL
                                           -----------   -----------   ----------  -----------
Additions to net assets attributed to:
 Dividends ..............................  $      --            --           --         25,166
 Interest and realized and
   unrealized gains and losses ..........       17,237        17,032       16,367    1,405,044
                                           -----------   -----------  -----------  -----------
                                                17,237        17,032       16,367    1,430,210
Contributions:
 Employer ...............................         --          30,897       65,084    1,158,329
 Employee ...............................         --          20,191       36,013    1,349,427
                                           -----------   -----------  -----------  -----------
   Total additions ......................       17,237        68,120      117,464    3,937,966

Deductions from net assets attributed to:
 Benefits paid to participants ..........       (6,587)         --           --       (859,397)
 Administrative expenses ................         --            --           --         (5,210)
                                           -----------   -----------  -----------  -----------
   Total deductions .....................       (6,587)         --           --       (864,607)

Interfund transfers .....................      199,392       261,109      289,381         --
                                           -----------   -----------  -----------  -----------
   Net increase .........................      210,042       329,229      406,845    3,073,359

Net assets available for Plan benefits:
 Beginning of year ......................      101,263          --           --      7,398,338
                                           -----------   -----------  -----------  -----------

 End of year ............................  $   311,305       329,229      406,845   10,471,697
                                           ===========   ===========  ===========  ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued



(5)  INVESTMENTS

     In accordance with the terms of the Plan's Investment Policies, Guidelines and Objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

     Participant loans are included in the statements of net assets available for Plan benefits at cost, which approximates fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates varying from 6.35% to 11.0%, with final payments due between February 1997 and November 2001, and are secured by the participants' vested account balances.

     The fair value of investments that represent 5% or more of the Plan's net assets consisted of:


               INVESTMENT                DESCRIPTION OF INVESTMENT         1996           1995
     --------------------------------   ----------------------------   ------------   -----------
     Schwab Institutional Advantage     Open-Ended Money Market Fund
         Money Fund                                                    $  3,253,991     2,870,320
     Downey Financial Corp.             Common stock ...............      1,917,726     1,263,784
     PIMCO Low Duration Fund            Open-Ended Mutual Fund .....        958,470       822,011
     Fidelity Balanced Fund             Open-Ended Mutual Fund .....           --       1,478,918
     Neuberger & Berman Guardian Fund
                                        Open-Ended Mutual Fund .....      2,927,325     2,053,482
     Dodge & Cox Balanced Fund          Open-Ended Mutual Fund .....      2,221,422       297,338
                                                                       ------------   -----------

                                                                       $ 11,278,934     8,785,853
                                                                       ============   ===========


     The following table presents the cost and fair value of Plan investments as of December 31, 1996:

                                         COST      FAIR VALUE
                                     -----------  -----------
Mutual funds ......................  $ 6,171,014    6,803,984
Money Market Funds ................    3,253,991    3,253,991
Downey Financial Corp. common stock    1,230,755    1,917,726
Participant loans .................      439,034      439,034
                                     -----------  -----------

         Total investments ........  $11,094,794   12,414,735
                                     ===========  ===========

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements, Continued


     The following table presents the cost and fair value of Plan investments as of December 31, 1995:

                                        COST     FAIR VALUE
                                     ----------  ----------
Mutual funds ......................  $4,631,962   4,989,614
Money Market Funds ................   2,870,320   2,870,320
Downey Financial Corp. common stock     963,153   1,263,784
Participant loans .................     312,367     312,367
                                     ----------  ----------

         Total investments ........  $8,777,802   9,436,085
                                     ==========  ==========


(6)  FEDERAL INCOME TAXES

     Downey received a favorable tax determination letter on February 15, 1996 from the Internal Revenue Service stating that the Plan, as amended and adopted on September 27, 1994, qualified under Section 401 of the Internal Revenue Code of 1954 that the Plan is exempt from Federal income taxes under provisions of Section 401(a).

     The Plan has been subsequently amended since September 27, 1994. The subsequent amendment of the Plan was adopted on April 23, 1997. In the opinion of management, the Plan continues to meet the requirements of the Internal Revenue Code.


(7)  RELATED PARTY TRANSACTIONS

     Certain  Plan  investments  are shares of mutual  funds  managed by Charles
     Schwab Investment Management, Inc., a wholly owned subsidiary of the Charles Schwab Corporation. Charles Schwab Trust Company, a wholly owned subsidiary of the Charles Schwab Corporation, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees for the investment management services are paid by Downey.

                                   Schedule 1

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996



                                       DESCRIPTION OF INVESTMENT INCLUDING
      IDENTITY OF ISSUER BORROWER,      MATURITY DATE, RATE OF INTEREST,                        CURRENT
        LESSOR OR SIMILAR PARTY         COLLATERAL, PAR OR MATURITY VALUE           COST         VALUE
   --------------------------------   --------------------------------------    -----------    ----------
*  Schwab Institutional Advantage
       Money Fund                     Money Market Fund                         $ 3,253,991     3,253,991
*  Downey Financial Corp.             97,719 shares common stock                  1,230,755     1,917,726
   PIMCO Low Duration Fund            95,370 shares mutual fund                     957,611       958,470
   Templeton Foreign Fund             10,173 shares mutual fund                     101,250       105,393
   Neuberger & Berman Guardian Fund   114,215 shares mutual fund
                                                                                  2,433,609     2,927,325
   Dodge & Cox Balanced Fund          37,135 shares mutual fund                   2,082,995     2,221,422
   Wasatch Aggressive Equity Fund
                                      24,785 shares mutual fund                     595,549       591,374
   Participant loans                  Participant loans; interest rates
                                          varying from 6.35% to 11%; and
                                          maturing between February 1997 and
                                          November 2001                                --         439,034
                                                                                ===========    ==========

*  Denotes a party-in-interest.

See accompanying independent auditors' report.

                                   Schedule 2

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996



       (a)                 (b)              (c)             (d)          (e)       (f)           (g)          (h)           (i)
                                                                                                             CURRENT
                                                                                 EXPENSE                      VALUE
                                                           SELLING/              INCURRED                  OF ASSET ON      NET
IDENTITY OF PARTY      DESCRIPTION        PURCHASE       REDEMPTION     LEASE      WITH         COST OF    TRANSACTION      GAIN
    INVOLVED            OF ASSETS          PRICE            PRICE       RENTAL  TRANSACTION     ASSETS         DATE        (LOSS)
------------------   -------------------  -----------    ----------    -------  -----------    ---------   -----------     ------
Fidelity Balanced    Mutual fund series
 Fund                 of 26 purchases     $   354,970          --         --          --         354,970          --         --
Fidelity Balanced    Mutual fund series
 Fund                 of 27 sales                --       1,787,380       --          --       1,790,260     1,787,380     (2,880)
Neuberger & Berman   Mutual Fund Series
 Gardian Fund         of 114 purchases      1,089,365          --         --          --       1,089,365          --         --
Neuberger & Berman   Mutual fund series
 Gardian Fund         of 91 sales                --         486,386       --          --         411,699       486,386     74,687
PIMCO Low Duration   Mutual fund series
 Fund                 of 94 purchases         431,580          --         --          --         431,580          --         --
PIMCO Low Duration   Mutual fund series
 Fund                 of 69 sales                --         288,966       --          --         291,812       288,966     (2,846)
Dodge & Cox          Mutual fund series
 Balanced Fune        of 103 purchases      2,210,827          --         --          --       2,210,827          --         --
Dodge & Cox          Mutual fund series
 Balanced Fund        of 71 sales                --         427,240       --          --         417,690       427,240      9,550
Downey Financial     Common stock series
 Corp.                of 45 purchases         533,838          --         --          --         533,838          --         --
Downey Financial     Common stock series
 Corp.                of 29 sales                --         219,763       --          --         163,374       219,763     56,389
Wasatch Aggressive   Mutual fund series
 Equity Fund          of 95 purchases         487,686          --         --          --         487,686          --         --
Wasatch Aggressive   Mutual fund series
 Equity Fund          of 54 sales                --         225,574       --          --         224,066       225,574      1,508
Schwab               Money Market Fund
 Institutional         series of 184
 Advantage Money       purchased
 Fund                                       1,308,571          --         --          --       1,308,571          --         --
Schwab               Money Market Fund
 Institutional         series of 136
 Advantage Money       sales
 Fund                                            --         924,899       --          --         924,899       924,899       --
                                           ==========     =========     ======      ======     =========     =========     ======